UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ATNA RESOURCES LTD.
(Name of Issuer)

COMMON SHARES, NO PAR VALUE
(Title of Class of Securities)

04957F
(CUSIP Number)

HEATH A. RUSHING, SR.
125 Roger Storme Road
Madisonville, LA 70447
(601) 876-7659
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 12, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04957F
1.	Names of Reporting Person: HEATH A. RUSHING, SR.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
a.	[X]
b.	[ ]
3.	SEC Use Only:
4.	Source of Funds (See Instructions): PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): N/A
6.	Citizenship or Place of Organization: USA
Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power:	N/A

8.	Shared Voting Power:	7,414,000 shares of common stock
9.	Sole Dispositive Power:	N/A

10.	Shared Dispositive Power:	7,414,000 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,414,000 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 5%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 04957F
1.	Names of Reporting Person: MARION CLIFTON (MC) DAVIS
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
a.	[X]
b.	[ ]
3.	SEC Use Only:
4.	Source of Funds (See Instructions): PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): N/A
6.	Citizenship or Place of Organization: USA
Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power:	N/A

8.	Shared Voting Power:	7,414,000 shares of common stock
9.	Sole Dispositive Power:	N/A

10.	Shared Dispositive Power:	7,414,000 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,414,000 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 5%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 04957F

ITEM 1.	SECURITY AND ISSUER.

The class of equity securities to which this Schedule 13D Statement relates is Common Shares, no par value, of ATNA Resources Ltd. (the “Issuer”). The principal executive office of the Issuer is located at 14142 Denver West Parkway, Suite 250, Golden, Colorado 80401.

ITEM 2.	IDENTITY AND BACKGROUND

This Schedule 13D is being filed by Heath A. Rushing, Sr. and Marion Clifton (MC) Davis (collectively the “Reporting Persons”). The business address of the Reporting Persons is at 9550 Prototype Court, Suite 103, Reno, NV 89521.

Mr. Rushing is the Vice President of New Nevada Resources, LLC (“New Nevada”). New Nevada is a real estate and natural resources investment, exploration and development company based in Nevada, with its head office at 9550 Prototype Court, Suite 103, Reno, NV 89521. Mr. Rushing also acts as the Vice President of Acquisitions and Divestitures for Fountain Investments, Inc.

Mr. Davis is the Managing Member of New Nevada and is also the co-founder and CEO of Fountain Investments, Inc., a natural resources and real estate investment company, with its head office at 11490 Emerald Coast Pkwy Ste 300, Box 3, Miramar, FL 32550.

During the past five years, neither Reporting Person has not been:

(a)	convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); or

(b)

a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons are both citizens of the United States of America.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Persons are collectively the beneficial owners of 7,414,000 Common Shares of the Issuer (the “Shares”). The Shares were acquired by the Reporting Persons in open market transactions between May 30, 2013 and July 12, 2013 for a total of $1.633 million. Mr. Rushing provided approximately 43% of the proceeds out of his own funds, while Mr. Davis provided approximately 57% of the proceeds from his own funds. The Shares were acquired directly by Mr. Rushing as part of an oral arrangement whereby Mr. Davis and Mr. Rushing jointly make decisions regarding the voting and disposition of the Shares.

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Persons acquired the Shares for investment purposes. The Reporting Persons have engaged in discussions with the Issuer regarding the possibility of engaging in future transactions with the Issuer. However, at this time, the Reporting Persons have not reached any conclusions regarding any future plans with respect to the issuer.

The Reporting Persons may, from time to time, and at any time, acquire or dispose of additional Common Shares or other securities of the Issuer in the open market or otherwise: (i) dispose of any or all of their current holdings of the Issuer’s securities; or (ii) engage in hedging or other transactions with respect to the Issuer’s securities.

CUSIP No. 04957F

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)	Aggregate Beneficial Ownership:

As of the date of this Report, the Reporting Persons, as a group, beneficially own 7,414,000 Common Shares of the Issuer. Individually, Mr. Rushing and Mr. Davis may each be deemed to be the beneficial owner of all 7,414,000 Common Shares pursuant to the provisions of Rule 13d-3 as a result of their shared voting and investment power over the Shares. The 7,414,000 Common Shares are held directly by Mr. Rushing, and indirectly by Mr. Davis.

The 7,414,000 Common Shares beneficially owned by the Reporting Persons represent approximately 5% of the Issuer’s outstanding Common Shares based on 145,815,706 Common Shares outstanding as at March 31, 2013 as reported by the Issuer in its interim financial statements for the period then ended.

(b)	Power to Vote and Dispose of the Issuer Shares:

The Shares listed as beneficially owned by the Reporting Persons are held directly by Mr. Rushing. Mr. Rushing and Mr. Davis have orally agreed to jointly make all decisions regarding the voting and disposition of the Shares listed as being beneficially owned by them. As such, Mr. Rushing and Mr. Davis may be deemed to share the power to vote or direct the voting of the Shares listed in Item 5(a) and the power to dispose or direct the disposition of the Shares listed in Item 5(a).

(c)	Transactions Effected During the Past 60 Days:

The information required by this Item 5(c) is provided in Exhibit 2 to this Information Statement and is incorporated by reference herein.

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

No person has the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of the Shares other than the Reporting Persons.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Through an oral arrangement between the Reporting Persons, they have agreed to jointly share voting and investment power over the 7,414,000 Shares listed as being beneficially owned by them as a group.

CUSIP No. 04957F

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

1.	Written Agreement of Heath A. Rushing, Sr. and Marion Clifton Davis relating to the filing of joint acquisition statements as required by Rule 13d-1(k).

2.	Transaction Summary

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 26, 2013
Date

/s/ Heath A. Rushing, Sr.
Signature
HEATH A. RUSHING, SR.
Name/Title

July 26, 2013
Date

/s/ Marion Clifton Davis
Signature
MARION CLIFTON DAVIS
Name/Title

JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Shares of ATNA Resources Ltd. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 26th day of July, 2013.

/s/ Heath A. Rushing, Sr.
By:
Name:	HEATH A. RUSHING, SR.

/s/ Marion Clifton Davis
By:
Name:	MARION CLIFTON DAVIS